Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 东 方 教 育 科 技（ 集 团 ）有 限 公 司 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

DATE OF BOARD MEETING

The board (the “Board”) of directors (the “Directors”) of New Oriental Education & Technology Group Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Monday, February 21, 2022 for the purposes of, among other matters, approving the unaudited results of the Company for the six months ended November 30, 2021 and its publication.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, February 8, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.